UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE




                                                              November 26, 2019


  Via Email

  Jeffrey Stein, Ph.D.
  President and Chief Executive Officer
  Cidara Therapeutics, Inc.
  6310 Nancy Ridge Drive, Suite 101
  San Diego, California 92121

          Re:     Cidara Therapeutics, Inc.
                  Schedule TO-I filed on November 20, 2019
                  File No. 005-88806

  Dear Mr. Stein:

         The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Exchange Eligible Options for New Options (the "Exchange Offer")
  attached as Exhibit (a)(1)(A) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

         Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule TO-I

  Item 7. Source and Amount of Funds or Other Consideration

      1. The cross reference in Item 7(b) to Section 6 of the Exchange Offer appears to be inappropriate, as Section 6 sets forth the conditions to the consummation of the Exchange
         Offer rather than any material conditions to any financing of consideration to be provided in the Exchange Offer. See Item 1007(b) of Regulation M-A. Please revise.
 Item 10. Financial Information

   2. Please revise Item 10(a) to include the issuer's book value per share as of the date of the most recent balance sheet presented. See Item 1010(a)(4) of Regulation M-A. Please revise to provide this information in the Offer to Purchase or in documents incorporated by reference.

Item 12. Exhibits

   3. We note that the offer materials appear to have been distributed only via email. In your response letter, please explain why you believe this method of dissemination is appropriate under the circumstances of the Exchange Offer, taking into consideration the characteristics of the subject security holders and your normal means of communicating with employees. As an example, discuss whether all employees who are the subject of the offer have access to corporate email and whether this is your typical way of communicating with them.

Exhibit (a)(1)(A)   Exchange Offer

Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the
Exchange Offer, page 15

   4. We note that the Term "Eligible Holders" excludes employees who have received a notice of termination prior to the commencement of the Exchange Offer and employees who, between the commencement date and the Expiration Time, either receive a notice of termination or submit a notice of resignation. Please clarify, however, whether the term
      "Eligible Holders" includes employees who have submitted a notice of resignation prior to the commencement date of the Exchange Offer but are still employees as of the
      Expiration Time.

Procedures for Tendering Eligible Options, pages 18-19

   5. See our comment above regarding the method of disseminating the offer materials. We note your disclosure throughout the Exchange Offer indicating that only tenders submitted via email will be accepted. In your response letter, please explain why you believe restricting the means of tendering to this process under all circumstances is acceptable.

   6. Please refer to the following statement: "Subject to Rule 13e-4 under the Exchange Act, we also reserve the right to waive any of the conditions of the Exchange Offer or any defect or irregularity in any tender with respect to any particular Eligible Options or any particular Eligible Holder." While you may reserve the right to waive defects or irregularities of tender as to individual tendering Eligible Holders, the conditions of the
      Exchange Offer must be the same for everyone. Please revise the language regarding waiver of offer conditions.
    7. Please refer to the following statement: "Subject to our rights to terminate and amend the
      Exchange Offer in accordance with Section 6 ("Conditions of the Exchange Offer") . . ."
      It appears that the cross-reference to Section 6 should instead be to
Section 13
      ("Extension of the Exchange Offer; Termination; Amendment"). If so, please revise accordingly.

Withdrawal Rights, pages 19-20

   8. See our comments above regarding the methods of dissemination and tender. We note your disclosure throughout the Exchange Offer indicating that only withdrawals of tenders submitted via email will be accepted. In your response letter, please explain why you believe restricting the means of withdrawing tenders to this process under all circumstances is acceptable.

Conditions of the Exchange Offer, pages 20-22

   9. Refer to the following statement: "[A]ny general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United
      States or in the over-the-counter market." Please revise to clarify what would be considered a limitation on prices for securities.

   10. Refer to bullet point seven on page 21. It is not clear what mandatory or voluntary limitations by "any governmental, regulatory, administrative agency or authority" might affect extensions of credit to you. Please revise to explain or provide examples, here or in an appropriate section of the Offer to Exchange. Alternatively, consider modifying the condition to more narrowly tailor it to the circumstances that could affect Cidara.

   11. Refer to bullet eight on page 21. This condition will be triggered by an "extraordinary or material adverse change in U.S. financial markets generally, including a decline of at least 10%..." Revise the condition to quantify what would be considered materially adverse or extraordinary for purposes of this condition, beyond the enumerated 10%
       decline in your share price. In addition, revise the condition to specify whether the decline would be measured at expiration or whether the condition could be "triggered" at some earlier point while the Exchange Offer is pending, even if your share price rebounds by the Expiration Time.

   12. Refer to the third sentence in the last paragraph in this Section on page 22. Here you state that conditions may be waived "at any time and from time to time prior to our acceptance of your tendered Eligible Options for exchange..." Offer conditions must be asserted or waived as of the Expiration Time, rather than the date of acceptance. That is, an event or non-occurrence of an event after expiration cannot be the basis for abandoning an offer. Please revise your disclosure here accordingly. Conditions of the Exchange Offer, pages 23-24

   13. Please revise the table showing the number of shares underlying Eligible and New
       Options beneficially owned by directors and executive officers to include the percentage of Eligible Options held by each such person. See Item 1008(a) of Regulation M-A.


                                         *      *      *


        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3263.


                                                           Sincerely,

                                                           /s/ Christina Chalk

                                                           Christina Chalk
                                                           Senior Special
Counsel
                                                           Office of Mergers
and Acquisitions


cc: Charles J. Blair, Esq. (via email)
Karen E. Deschaine, Esq. (via email)
Cooley LLP